UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.


I.      GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):
        [ ]      MERGER
        [X]      LIQUIDATION
        [ ]      ABANDONMENT OF REGISTRATION
                 (Note: Abandonments of Registration answer ONLY questions 1 through 16, 25 and 26 of this form and complete verification at the end of the form.)
        [ ]      Election of status as a BUSINESS DEVELOPMENT COMPANY
                 (Note: Business Development Companies answer ONLY questions I through 11 of this form and complete verification at the end of the form.)

2.      Name of fund: Phoenix-LJH Advisors Fund LLC

3.      Securities and Exchange Commission File No.: 811-21138

4.      Is this an initial Form N-8F or an amendment to a previously filed
        Form N-8F?

        [ ] Initial Application     [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
        3001 Tamiami Trail North, Collier Place II
        Naples, FL 34102

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

        Nancy Engberg, Esq.
        The Phoenix Companies Inc.
        One American Row, H-8
        Hartford, CT  06102

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31 a-1, .31a-2]:

        PFPC Inc.
        Attn:  Lisa Alfieri
        301 Bellevue Parkway
        Wilmington, DE 19809
        (302) 791-1906
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        NOTE: Once deregistered, a fund is still required to maintain and
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        preserve the records described in rules 31a-1 and 31a-2 for the periods
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        specified in those rules.
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8.      Classification of fund (check only one):
        [X] Management company;
        [ ] Unit investment trust; or
        [ ] Face-amount certificate company.

9.      Subclassification if the fund is a management company (check only one):

        [   ]   Open-end         [X]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11. Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

        LJH Global Investments
        3001 Tamiami Trail North, Collier Place II
        Naples, FL 34102


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

        Phoenix Equity Planning Corporation
        56 Prospect Street
        Hartford, CT 06115

13.     If the fund is a unit investment trust ("UIT") provide: N/A
        (a)   Depositor's name(s) and address(es):
        (b)   Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

        [  ] Yes         [X] No

        If Yes, for each UIT state:
              Name(s):

              File No.: 811-

              Business Address:

15.     (a)   Did the fund obtain approval from the board of directors
              concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

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              [  ] Yes   [X] No

              If Yes, state the date on which the board vote took place:

              If No, explain:
              After a long period of unsuccessful attempts at raising fund assets, the fund's adviser (with knowledge and support of the board and sole shareholder) was seeking successors for the board, initial adviser and sole shareholder. Once a successor advisor/shareholder was identified, the board tendered their resignations as of a future date on the assumption the new shareholder would elect a new board effective upon the effective date of such resignations. The successor advisor, successor shareholder and successor board, however, decided against proceeding in such roles just before such effective date. The remaining initial shareholder then voted to deregister and dissolve the fund. Throughout the fund's life, including this transition process, the sole shareholder was an institution affiliated with the fund's initial adviser and distributor. In addition, such sole shareholder was protected by the fund's strategy of moving investments to all cash during this proposed transition period.

        (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [X] Yes    [ ] No

              If Yes, state the date on which the shareholder vote took place:
              November 1, 2004

              If No, explain:

II.     DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

              [x] Yes    [ ] No

        (a) If Yes, list the date(s) on which the fund made those distributions:

              9/30/2004

        (b)   Were the distributions made on the basis of net assets?

              [x] Yes    [ ] No

        (c)   Were the distributions made pro rata based on share ownership?

              [x] Yes    [ ] No

        (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


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        (e)   Liquidations only:
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              Were any distributions to shareholders made in kind?

              [ ] Yes   [x] No

              If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.     Closed-end funds only:
        Has the fund issued senior securities?

        [ ] Yes   [X] No

        If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.     Has the fund distributed all of its assets to the fund's shareholders?

        [ ] Yes   [x] No

        If No,
        (a) How many shareholders does the fund have as of the date this form is filed?

              There were two shareholders at 2/24/05.

        (b) Describe the relationship of each remaining shareholder to the fund:

              The two sole initial, past and current shareholders of the fund are close affiliates of the fund's investment adviser.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

        [x] Yes   [ ] No

        If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

        The fund has pending receivables from underlying investments sold but not fully received. Once the receivables are collected, the remaining assets will be distributed to the existing shareholders.


III.    ASSETS AND LIABILITIES

20.     Does the fund have any assets as of the date this form is filed?

        [x] Yes   [ ] No

        If Yes,
        (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

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

              As of 2/24/2005, the Fund holds $45,982 in cash and $125,552 in pending receivables from investments sold during the year.

        (b)   Why has the fund retained the remaining assets?

              The Fund holds cash for pending liabilities (i.e. fees) that have not been fully paid. In addition, there's a receivable account with approximately $125,000 pending from investment sold from Underlying Funds.

        (c)   Will the remaining assets be invested in securities?

              [ ] Yes    [x] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

        [x] Yes   [ ] No

        If Yes,
        (a)   Describe the type and amount of each debt or other liability:
              Current liabilities of the Fund are custody fees, Accounting & Administration fees, Audit, Legal, Tax preparation fees and other miscellaneous fees.

        (b) How does the fund intend to pay these outstanding debts or other liabilities? The fund intends to pay the outstanding liabilities from available cash and cash from future receivables.


III.    INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.     (a)   List the expenses incurred in connection with the Merger or
              Liquidation:
              (i)   Legal expenses:
                    $45,000
              (ii)  Accounting expenses:
                    Other expenses (list and identify separately):

              (iv)   Total expenses (sum of lines (i)-(iii) above):
                     $45,000
        (b)   How were those expenses allocated?
              Expenses were allocated pro rata among investors.
        (c)   Who paid those expenses? The Fund.
        (d) How did the fund pay for unamortized expenses (if any)? Prepaid insurance expense was amortized in full prior to liquidation date.

23. Did the fund file an application for an order of the Commission regarding the Merger or Liquidation?

        [ ] Yes   [X] No

        If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


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V.      CONCLUSION OF FUND BUSINESS

24.     Is the fund a party to any litigation or administrative proceeding?

        [ ] Yes   [X] No

        If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

        [ ] Yes   [X] No

         If Yes, describe the nature and extent of those activities:

VI.     MERGERS ONLY

26.     (a)   State the name of the fund surviving the Merger:

        (b)   State the file number of the fund surviving the Merger: 811-

        (c) If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed:

        (c) If the merger or reorganization agreement has NOT been filed with the Commission, attach a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

         The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the Phoenix-LJH Advisors Fund, (ii) she is the Executive Officer of the Phoenix-LJH Advisors Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application has been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.


                                                 /s/Nancy Engberg, Esq.
                                                 Executive Officer


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